UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 6)1

The ONE Group Hospitality, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

88338K103

(CUSIP Number)

Mr. David L. Kanen

Kanen Wealth Management, LLC

5850 Coral Ridge Drive, Suite 309

Coral Springs, FL 33076

(631) 863-3100

ANDREW M. FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 6, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 88338K103

1	NAME OF REPORTING PERSON

KANEN WEALTH MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO; AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

FLORIDA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,174,353*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,174,353*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,174,353*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.5%
14	TYPE OF REPORTING PERSON

IA; OO

* Includes 125,000 shares of Common Stock issuable upon exercise of certain warrants owned by the Reporting Persons

2

CUSIP NO. 88338K103

1	NAME OF REPORTING PERSON

DAVID KANEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		20,237
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,174,353*
PERSON WITH	9	SOLE DISPOSITIVE POWER

20,237
	10	SHARED DISPOSITIVE POWER

5,174,353*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,194,590*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.6%
14	TYPE OF REPORTING PERSON

IN

* Includes 125,000 shares of Common Stock issuable upon exercise of certain warrants owned by the Reporting Persons

3

CUSIP NO. 88338K103

The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned (“Amendment No. 6”). This Amendment No. 6 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Philotimo were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The Shares purchased by KWM were purchased with the funds for the accounts of its customers (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The Shares purchased by Mr. Kanen were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 1,845,000 Shares and warrants underlying 125,000 Shares (the “Warrants”) beneficially owned by Philotimo is approximately $3,429,123, including brokerage commissions. The aggregate purchase price of the 3,204,353 Shares directly owned by KWM is approximately $7,650,779, including brokerage commissions. The aggregate purchase price of the 20,237 Shares directly owned by Mr. Kanen is approximately $41,073, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 27,790,957 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on June 6, 2018 plus 125,000 Warrants held by Philotimo.

A.	KWM
(a)	As of the close of business on August 8, 2018, KWM directly owned 3,204,353 Shares. KWM, as the general partner of Philotimo, may be deemed the beneficial owner of the 1,970,000 Shares owned by Philotimo.

Percentage: Approximately 18.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,174,353
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,174,353

(c)	The transactions in the Shares by KWM during the past sixty days are set forth in Schedule A and are incorporated by reference.
4

CUSIP NO. 88338K103

B.	Mr. Kanen
(a)	As of the close of business on August 8, 2018, Mr. Kanen directly beneficially owned 20,237 Shares. Mr. Kanen, as the managing member of KWM, may be deemed the beneficial owner of the (i) 3,204,353 Shares owned by KWM and (ii) 1,970,000 Shares owned by Philotimo.

Percentage: Approximately 18.6%

(b)	1. Sole power to vote or direct vote: 20,237
2. Shared power to vote or direct vote: 5,174,353
3. Sole power to dispose or direct the disposition: 20,237
4. Shared power to dispose or direct the disposition: 5,174,353

(c)	The transactions in the Shares by Mr. Kanen are set forth in Schedule A and are incorporated herein by reference. The transactions in the Shares on behalf of KWM during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

KWM, in its role as investment manager to several customer accounts (collectively, the "Accounts") to which it furnishes investment advice, and Mr. Kanen, as the managing member of KWM, may each be deemed to beneficially own shares of the Issuer's Common Stock held in the Accounts.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

5

CUSIP NO. 88338K103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 8, 2018

KANEN WEALTH MANAGEMENT, LLC

By:	/s/ David Kanen
	Name:	David Kanen
	Title:	Managing Member, Kanen Wealth Management LLC

/s/ David Kanen
DAVID KANEN

6

CUSIP NO. 88338K103

SCHEDULE A

Transactions in the Shares of the Issuer During the Past Sixty Days

Nature of the Transaction	Amount of Shares Purchased/(Sold)	Price ($)	Date of Purchase/Sale

KANEN WEALTH MANAGEMENT, LLC

Distribution of Shares to Client Account	15,922	-	06/21/2018
Purchase of Common Stock	43,358	2.2473	07/11/2018
Purchase of Common Stock	98,684	2.3100	07/12/2018
Purchase of Common Stock	38,551	2.4298	07/13/2018
Purchase of Common Stock	28,694	2.5788	07/16/2018
Purchase of Common Stock	4,822	5.5461	07/17/2018
Purchase of Common Stock	6,469	2.5462	07/19/2018
Distribution of Shares to Client Account	2,333	-	07/20/2018
Purchase of Common Stock	1,531	2.5769	07/20/2018
Purchase of Common Stock	2,100	2.5384	07/24/2018
Purchase of Common Stock	1,600	2.5500	07/25/2018
Purchase of Common Stock	17,300	2.6782	07/26/2018
Purchase of Common Stock	4,831	2.7288	07/27/2018
Purchase of Common Stock	2,100	2.7950	07/30/2018
Purchase of Common Stock	1,647	2.8000	07/31/2018
Purchase of Common Stock	18,788	2.8000	08/01/2018
Purchase of Common Stock	26,858	2.8500	08/02/2018
Purchase of Common Stock	3,800	2.8432	08/03/2018
Purchase of Common Stock	44,305	2.8398	08/06/2018
Purchase of Common Stock	2,562	2.8500	08/07/2018
Purchase of Common Stock	7,014	2.8500	08/08/2018

DAVID L. KANEN

Purchase of Common Stock	1,316	2.3100	07/12/2018